P.E. 5-3-04

04028609

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

MAY 19 2004

For the month of May, 2004

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

Commission File Number 0-29382

Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



MINEFINDERS CORPORATION LTD



2003 ANNUAL REPORT


dmonton
Vancouver
Winnipeg
Ottawa
Montréal
Tor
San Francisco
Denver
New York
Washington
Phoenix
Monterrey
Miami
Mexico City

Nevada Properties

Drilling in Nevada was postponed in 2003, due to the number of exploration targets being covered in Sonora. Minefinders holds 3 claim blocks in Nevada, each within major orogenic belts, and drill permits are in place for 2004.

Northern Sonora

Minefinders 100%-owned Northern Sonora claim block hosts several mineralized targets, some of which were drilled in 2003. Drilling is currently underway at Los Adobes, a high-grade silver prospect.

La Bolsa Resource

Drilling at La Bolsa in 2003 intersected good grades of gold mineralization. The combination of strong precious metals markets and excellent project logistics makes La Bolsa an attractive deposit. Further work is planned for 2004 leading to a feasibility decision

Dolores Resource

Minefinders continued to advance the Dolores Project throughout 2003, expanding the measured and indicated resource and completing extensive engineering work. Final Feasibility and Mine financing are expected in 2004.

Recent Highlights

- Listed on the American Stock Exchange in January 2003
- Dolores Measured and Indicated Resource increases by 19%
- Encouraging drill results reported for Northern Sonora Properties
- $58.4 million (net) raised in two equity financings, February & December 2003
- Added to the Standard & Poor's Toronto Composite Index in March 2004

2004 Objectives

- Complete Dolores Bankable Feasibility
- Complete permitting and initiate financing and construction for Dolores
- Test Exploration targets and define known gold-silver resources outside of Dolores Pit area.
- Advance the La Bolsa gold deposit toward a production decision through additional drilling and feasibility study.
- Develop and drill silver projects in Sonora
- Drill gold projects in Nevada and Sonora
- Acquire additional high-potential projects


Minefinders Corporation Ltd.
Amex:MFN
AMERICA
Equities Options

PHOTO COURTESY OF AMERICAN STOCK EXCHANGE

Mark Bailey (right) shakes hands with Tench Page, Vice President of Exploration, at the opening bell of the American Stock Exchange, February 5, 2003. The Company's AMEX listing has increased visibility and liquidity for US investors.

2003 was a productive year for Minefinders, as we made progress on four key fronts: Financing, Feasibility, Exploration and Acquisition.

Markets and Financing

In January of 2003, the Company secured a listing on the American Stock Exchange, which added liquidity and increased the Company's exposure to the United States investment community. On March 19, 2004, the Company was added to the prestigious Standard & Poor Toronto Composite Index. These achievements are a testament to the strong precious metals markets, our excellent properties, well-informed shareholders and to our record of accurate and straightforward reporting. Minefinders has always had excellent support from a loyal shareholder base which was rewarded with a better than 50% year-over-year return on investment.

The gold market continued its bullish trend throughout 2003, and the silver market, which had lagged in 2002, showed renewed strength as well. The Company used the strong financial markets to raise $58.4 million (net), which gives it ample resources to fund exploration operations and complete the Dolores feasibility study, as well as financial leverage to obtain financing for the Dolores project.

Dolores Feasibility

We had proposed an aggressive schedule for completion of the feasibility study by the end of 2003, but we were unable to meet that goal. The engineering team determined that with the 2002-2003 resource expansion being largely in high-grade sulfide ore at depth, a flotation mill could be the optimal process for gold and silver extraction for this material, and should be considered as a potential process path. The subsequent metallurgical work indicates very high recoveries for sulfide material using flotation along with elevated recoveries for silver in oxide material.

Because of the importance of silver to the overall Dolores resource base, and the large percentage of metal contained in high-grade ores, a flotation mill with concentrate and tail leach, in combination with heap leach for lower-grade material, has been determined to be the optimal process path for the deposit. Scoping study analysis concludes that this process combination provides the highest overall gold and silver extraction, allows for the greatest flexibility in process schedule, and the best return on investment. We feel that the improvements to project economics in the form of increased recovery and reduced engineering risk were more important than the time lost to generate the data.


LEACH PAD

Vulcan generated rendering of Dolores project, looking west. This image shows the preliminary mine design for the Dolores project, the open pit mine with ramps and safety berms, process and leach pad locations, water storage, waste dumps and tailings ponds. Extensive mine design work, including scheduling and waste and ore haulage profiles have already been completed as part of the feasibility study.

Final metallurgical testing, including bulk sample testing and additional column leach sensitivity testing, is ongoing. Results are compiled and incorporated into the process engineering and economic model as they come in, and refinements and improvements to the process flow sheet are made in light of updated data.

The engineering team is also updating mine scheduling and the detailed process flow sheet to optimize material handling and ore blending, making incremental improvements and optimizations to project economics as the final data is compiled. We have made a great deal of progress in this feasibility study, and will release the final information when it is complete.

2003 Exploration Program

Dolores

Exploration at Dolores in 2003 focused primarily on deep drilling within the resource area designed to upgrade inferred resource into the measured and indicated categories, as well as improving the delineation of ore in the breccia pipe area adjacent to the Central Dome. Additional drilling was directed to stepout drilling, as well as oriented core drilling and rock quality drilling to advance geotechnical understanding for pit slope stability projections and design decisions, and large diameter core drilling for various metallurgical testwork.



Minefinders conducted extensive drilling at Dolores, primarily infill drilling directed toward upgrading inferred resource into the measured and indicated categories. Exploration drilling in Sonora improved overall grades at the La Bolsa deposit and intersected mineralization at La Dura and Alcaparosso which will be followed up with additional work in 2004.

Much of our energy has been focused on the Dolores Feasibility study, as completion of this work is our primary priority. Major engineering efforts have focused on pit slope stability, preliminary mine design and material movement scheduling, and exploration of the metallurgy in support of various process alternatives. Extensive scoping economics have been completed, and we are moving forward with process design based on a combination of heap leach and mill-flotation scenarios. This process path will be further optimized for maximum recoveries and minimum process costs as detailed engineering is completed.

Sonora

Minefinders also carried out exploration on several Northern Sonora targets during 2003, with the primary focus on expanding the La Bolsa resource, and following up on tantalizing drill intersections from El Malacate from 2002. We also completed our proposed drilling at the Agua Caliente and Alcaparosso Copper-Gold prospects.

The La Bolsa drilling intersected good grades of mineralization and defined a new gold zone to the south of the previously reported resource. La Bolsa is an attractive deposit at current gold prices. Scoping-level economic analysis is underway, and additional drilling will be completed in the near future. A decision will be made during the course of the year as to whether to proceed with a feasibility study for the deposit.

Alcaparosso and La Dura produced some encouraging results, and we will be following up on these targets as time allows. We are writing down explorations costs at the El Malacate property in 2003 as we reduce our land position in Northern Sonora to reduce property holding costs and refocus our target priorities.

Drill roads were constructed in the first quarter of 2004 into the Real Viejo silver prospect, and drilling commenced at the end of March this year. Results from this drilling will be released as they become available.

Nevada

A small amount of surface mapping and sampling was completed on our Nevada properties in 2003. The Clear project has drill permits in place and is slated for drilling sometime this year, when exploration staff becomes available.

Property Acquisition

Minefinders acquired (by staking) 100% interest in the Planchas de Plata prospect in January of 2004. This prospect is a historic silver mining district which produced very high grades of silver ore from the 1700's through sometime in the 1930's. Initial surface samples from the area have averaged 224.9 g/t (6.57 oz/t) silver, with the highest value of 891 g/t (26.0 oz/t) silver over a two meter interval. Additional surface and underground sampling in preparation for drill permitting is slated for the first half of 2004.

Outlook

Minefinders management is very positive about the coming year, as we intend to continue to move forward on all fronts. The Dolores Feasibility will continue to be our primary focus. With growing confidence in process design, the remaining pieces are coming together nicely, and we are only awaiting final metallurgical tests, detailed engineering designs and costing to complete our work.

Pending a positive final feasibility study, the Board will review its financing options and select the most appropriate course to meet its objectives of maximizing the cash flow from mine operations to the shareholders, while minimizing development risks.

On exploration fronts, we will continue to develop and drill test high potential gold and silver prospects, dropping less favorable ground while expanding work on the better targets. We will also be evaluating new high-potential targets as they become available.

We have kept our core exploration team in place and have added key personnel to our development team to handle engineering, permitting, and environmental testwork for our Mexico properties. We have the expertise, the motivation, and the commitment to become a gold and silver producer while we continue exploration to find our next mine.

Mark H. Bailey

President & Chief Executive Officer
April 20, 2004



The Planchas de Plata project shows evidence of extensive underground workings (three pickup trucks are parked at center of photo, the debris pile is from the old workings). Silver was first extracted from this area in the 1700's, and mining activity continued until as late as the 1930's. The project has never been effectively evaluated for bulk tonnage open pit potential, but surface exposures of high grade silver mineralization make it an attractive prospect.

The following discussion and analysis is for the year ended December 31, 2003 compared with the years ended December 31, 2002 and December 31, 2001. Unless otherwise stated, information is current to March 31, 2004. All amounts in this discussion are stated in Canadian dollars.

Introduction

This discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes (the "Financial Statements"), which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") (see Summary of Significant Accounting Polices and Note 1 to the consolidated financial statements). These principles differ in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). Differences between GAAP and US GAAP applicable to the Company are described in Note 9 to the Financial Statements. This discussion and analysis may contain forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's Annual Information Form.

The Company is engaged in the exploration and development of mineral properties, primarily in Mexico and the United States, and measures its success through the expansion of its mineral resources at a reasonable finding cost and obtaining external funding for exploration and development of its mineral properties. All of the Company's mineral properties are in the exploration stage. As it has no current revenue, the Company continues to generate recurring negative cash flows from operations and losses. Despite the loss for the year from operations, management believes it has been successful in outlining a valuable and expanding resource at its main project, Dolores. The Company noted in a press release issued June 5, 2003 that its new resource model demonstrates an increase in contained gold of 34% in the measured resource category and of 27% in the combined measured and indicated resource category. During the fiscal year ended December 31, 2003, the Company was also successful in raising more than $60 million in new equity funding to support an anticipated production decision on the Dolores project, following what the Company expects will be a positive feasibility study. Management believes that these are significant milestones for the Company as it advances its Dolores project to the mine development stage. The Company also broadened its exploration activities to include new drilling at its La Bolsa property and in Northern Sonora, and staked additional claims in nearby areas considered to be highly prospective.

The Company believes it will require additional financing to complete development of Dolores. The availability of equity funding to the Company depends upon investor interest in the gold and silver sectors in general, and in the Company's ability to demonstrate that it has a growing and economic mineral resource at Dolores. The gold market continued to strengthen through 2002 and 2003, creating opportunities to obtain funding to advance the Company's resource properties. The price of gold improved from $278 per ounce in December 2001, to $347 per ounce in December 2002, to $417 in December 2003 and reached $428 on March 31, 2004. The Company believes that the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in positions held by speculators. The price of silver also improved from $4.66 per ounce in January 2003, to $5.96 in December 2003, and reached $7.93 on March 31, 2004. The market price for the Company's securities also increased during these periods as a result of commodity price increases and successful expansion of its in situ gold and silver resources, despite the fact it has no production or operating income. It is not possible to forecast gold and silver price trends, their impact on the feasibility study on the Dolores project, or future results from operations.

Operating Activities

The Company recorded a net loss for 2003 of $4.8 million ($0.15 per share), compared with $2.8 million in 2002 ($0.11 per share) and $1.3 million in 2001 ($0.07 per share). Net losses were affected by higher administration costs in 2003 and a write-off of mineral properties and related exploration costs, and were partly offset by higher interest income earned on cash balances.

Administration costs increased from $2.1 million in 2002 to $3.4 million in 2003 (2001 - $0.8 million) due to several factors. Corporate relations expenditures increased to $0.7 million in 2003 from $0.4 million in 2002 to broaden the Company's outreach to new investors, which included a significant new investor base in the United States as a consequence of listing on the American Stock Exchange ("AMEX") in January 2003. The Company also incurred higher accounting and legal costs, increasing on a combined basis to $0.6 million from $0.4 million in 2002 to comply with increased regulatory requirements in the United States and to a lesser extent, in Canada. Consulting fees increased, mainly as a result of non-cash compensation expenses of $0.9 million in 2003 (2002 - $0.6 million) recorded as a consequence of the Company adopting a new accounting policy in 2002 relating to stock-based compensation. Effective January 1, 2002, GAAP requires that the Company record as a compensation expense the determined fair value of stock options issued to non-employees during the term of the options, with a corresponding credit to its contributed surplus account. No cash is exchanged at the time of the grant. The Company receives the full option price at such time, if any, that the stock option is exercised. In valuing options, management used the Black-Scholes option pricing model, which required it to make certain subjective assumptions as to future interest rates and stock price volatility (see Note 8 to the Financial Statements). While management has used its best efforts to assess these future values, the determined fair value of options is highly subjective and meaningful only if the valuation input factors are realized.

Interest income increased to $0.6 million in 2003 (2002 - $0.2 million; 2001 - $0.02 million) due to a higher treasury balance throughout most of 2003 compared with 2002, and offset by a decline in interest rates. Cash and cash equivalents were $59.2 million at December 31, 2003 compared with $9.4 million a year earlier. Interest income in 2002 was higher than in 2001, due to a higher treasury balance.

Summary of Quarterly Results

Net loss by quarter (000's)

	Qu-1	Qu-2	Qu-3	Qu-4	Year
2003					
Net loss excluding write-down	$ 1,040	$ 453	$ 945	$ 840	$ 3,278
Write-down of mineral properties	35	27	46	1,371	1,479
Net loss	$ 1,075	$ 480	$ 991	$ 2,211	$ 4,757
2002					
Net loss excluding write-down	$ 281	$ 697	$ 147	$ 863	$ 1,988
Write-down of mineral properties	50	139	155	422	766
Net loss	$ 331	$ 836	$ 302	$ 1,285	$ 2,754

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter. Non-cash compensation in the amount of $0.3 million, reflecting the value of the grant of stock options to certain personnel, was recorded in the second quarter of 2002 and $0.9 million in the third quarter of 2003. The first quarter of 2003 was adversely affected by additional legal and associated reporting costs relating to the Company's registration with the SEC and listing on the AMEX. Fluctuation in loss by quarter is also affected by significant property write-downs recorded in that period (2003 Qu4 - $1.4 million; 2002 Qu4 - $0.4 million).

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in United States dollars or Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. In 2003, the Company recorded a loss of $0.4 million, while in 2002 a loss of $0.05 million was recorded. The loss increased in 2003 because net financial assets denominated in foreign currencies were greater in 2003 ($2.2 million) than in 2002 ($0.9 million) and during 2003 the US dollar decreased 19% and the Mexican peso decreased 29% against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in these foreign currencies, to the extent possible. The Company does not have major commitments to acquire assets in foreign currencies at this time, but historically has incurred the majority of its exploration costs in foreign currencies. In the future, the Company expects that certain significant expenditures in developing a mine at Dolores will be also be denominated in these foreign currencies. Once mine development costs are known and purchase commitments made, the Company may acquire foreign currencies directly or through derivative positions, to lock-in these costs in Canadian funds, if it believes it is prudent to do so.

The Company has placed its cash and cash equivalents in liquid renewable bank instruments which provide a fixed rate of interest during the term. When renewing an instrument that has matured, the posted bank rate may be higher or lower than that currently received by the Company, which affects the amount of interest income received.

Investment in Mineral Exploration and Development

Net expenditures on mineral properties increased during 2003 to $10.0 million from $6.8 million in 2002 and $1.7 million in 2001. The increased activity reflects the Company's access to additional funding from investors after 2001, due to the improvement in silver and gold prices. The Company has focused its activities on the Dolores project, an advanced-stage exploration project in northern Mexico, conducting extensive drilling on the main zone and adjacent structures in order to determine the size and grade of the deposit and to conduct a feasibility study demonstrating its economic potential. An updated resource model was provided by the Company during the year. Using a cutoff grade of 0.3 grams of gold per tonne, the total measured and indicated resource, as at June 5, 2003, amounted to 84.8 million tonnes containing 2.33 million ounces of gold and 116.2 million ounces of silver. Resource estimates were prepared in compliance with the requirements set out in National Instrument 43-101, which may differ in material respects from requirements by the United States Securities and Exchange Commission. The feasibility study will determine what portion of this resource can be economically mined. A total of 110 holes, totaling 59,384 meters of drilling, were completed in the most recent drill program at Dolores, which began in June, 2002. Expenditures on drilling and trenching increased from $2.3 million in 2002 to $3.7 million in 2003, with most of the work conducted at Dolores. Assaying of drill core and cuttings cost $0.9 million, compared with $0.4 million in 2002. Technical and professional services, for engineering work, metallurgical testing, reserve computation, mine planning, geological staffing and related work amounted to $1.4 million in 2003 (2002: $1.2 million; 2001: $0.6 million). The increase in engineering and feasibility study costs to $0.3 million in 2003 was attributable to the commencement of feasibility study work in February, 2003. Other non-cash costs (2003 - $1.5 million; 2002 – $1.7 million) relate to the valuation of stock option awards, mainly to geological consulting staff, whose compensation is capitalized to the related mineral property being explored.

The Dolores feasibility study is expected to be completed in the first half of 2004. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Assuming these permits and funding are obtained, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The feasibility study is considering various mining and recovery processes and the Company is not yet able to forecast project capital or operating costs for Dolores.

The Company also conducted extensive drilling and field work on its Northern Sonora projects in 2003 at a cost of $1.1 million. Results of a 20-hole drill program at La Bolsa included higher grade mineralization than generally found within the known resource. Drill results on other targets produced some encouraging results and follow-up work is planned for 2004.

Management has conducted an extensive review of its mineral property carrying values. Certain projects had not been advanced for several years, in part because funding was difficult to obtain in prior years, and in part because other projects were allocated priority. The Company is assessing its land package in Northern Sonora with a view to reducing acreage as it converts exploration land to exploitation status, while maintaining higher-potential prospects. As a result of its review, the Company wrote off the balance of mineral property and deferred exploration costs relating to its Dottie project in Nevada ($0.2 million) and its El Malacate project in Northern Sonora, Mexico ($0.9 million), which significantly contributed to an overall write-down of $1.5 million in 2003 compared with $0.8 million in 2002 (2001 - $0.5 million).

As the Company does not yet have any resource properties that qualify for capitalization under US GAAP, the primary difference between GAAP and US GAAP for the Company is to increase the net loss and deficit for 2003, 2002 and 2001 by the amounts of the exploration expenditures capitalized less write-offs recognized under GAAP, in each of those years. Adjustments for stock-based compensation also affected the US GAAP reconciliation for 2001. For the purposes of US GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred (see Note 9 to the Financial Statements).

Capital Resources and Liquidity

The Company's financial condition improved significantly in 2003. As at December 31, 2003, the Company had working capital of $58.3 million, an increase of $49.7 million from December 31, 2002. The most significant component of the change in working capital was the increase in cash and cash equivalents by $49.8 million over 2002 ($9.4 million). Payables also increased from 2002 in response to increased exploration activities.

The increase in cash and cash equivalents resulted primarily from funds received from a brokered placement of 2.6 million shares for net proceeds (after costs of $1.2 million) of $16.9 million and a second brokered placement of 4.0 million shares for net proceeds (after costs of $2.5 million) of $41.5 million. In addition, the Company received $1.7 million upon the exercise of 769,500 stock options, and $0.5 million upon the exercise of 353,104 share purchase warrants. In 2002, the Company received $9.4 million from private placements of 4.4 million shares, $3.1 million from the exercise of 1,778,000 options and $2.3 million from the exercise of 2,000,487 share purchase warrants.

Cash used in operating activities increased from $0.9 million in 2001 to $1.4 million in 2002 to $2.2 million in 2003 primarily due to increased costs of administration associated with increased exploration and financing activity. The costs associated with mineral exploration and equipment additions also increased in the period from 2001 to 2003 due to a better treasury position providing capital to conduct planned exploration.

The Company is adequately funded to carry out further development work at Dolores in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $7 to 10 million budget for additional drilling, engineering and construction, and environmental studies. The Company currently has no significant contractual obligations relating to Dolores at this time, apart from property payments, except in relation to contingent royalty payments once production commences (see table below). With continued interest from new investors and lending institutions, the Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Dolores project. The Company will seek to secure debt financing for part of the Dolores construction costs, if it can be obtained on reasonable cost and terms. While equity markets remain positive to gold developers, the Company is not assured that equity funding will be available at terms suitable to the Company.

The Company plans to expand its exploration and development programs for 2004 on projects other than Dolores, with renewed drilling at its Northern Sonora properties and conduct initial and follow-up drilling at some of its Nevada properties. Expenditures on Northern Sonora are budgeted at $1.7 million, with $0.9 million budgeted on La Bolsa for drilling and assaying, along with some metallurgical work. Drilling is also planned for the Real Viejo/La Dura Project in 2004. Two of the Company's properties in Nevada, the Clear and Gutsy prospects, are expected to be drill-tested in the first half of 2004, with initial programs expecting to cost less than $500,000. Program results will be evaluated, with follow-up work and expenditures to be based on the initial results.

A summary of the Company's contractual obligations and commitments as at December 31, 2003 is as follows:

Commitments Table (payments due by period) (000's)

	1 to 3 years	4 to 5 years
Property payments (a)	$ 300	$ 150
Operating lease payments (b)	150	-
Contingent royalty payments (c)	$ 450	$ 150

a) Payments in respect of the Dolores property, which the Company expects to make; all other property payments are at the discretion of the Company;

b) Includes existing leases without extensions;

c) Royalty payments on the Dolores property consisting of net smelter payments of 3.25% on gold and 2% on silver net revenues cannot be quantified until the project reaches production

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the value of stock-based compensation, as disclosed in Note 8 to the Financial Statements. Unlike other figures in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced into an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company's share price in the expected hold period (using historical volatility as a reference). The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP and applicable guidelines. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established (which is the procedure prescribed under US GAAP). Management is of the view that its current policy is appropriate for the Company at this time. Based on annual impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the writedown charged to operations. A writedown may be warranted in situations where a property is to be sold or abandoned; or exploration activity ceases on a property due to unsatisfactory results or insufficient available funding.

Changes in Accounting Policy

Although no new accounting policies were adopted in 2003, beginning with the first quarter of 2004, the Company will determine the value of stock based compensation to employees, and record such compensation in its accounts, in accordance with the transitional provisions of Canadian Institute of Chartered Accountants' Handbook Section 3870, on a retroactive basis with a restatement of prior periods.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

Three individuals, each an officer or an officer and a director of the Company supply administrative/geological services and legal services to the Company at arm's length rates under existing renewable contracts. Details of these related party transactions, including the purpose and recorded amounts of the transactions are identified in Note 6 to the Financial Statements.

Outstanding Share Data

The Company has one class of common shares. As at March 31, 2004, there were 36,401,841 common shares outstanding.

In 2003, the Company's shareholders adopted its 2003 stock option plan. As at March 31, 2004, there were 2,720,000 stock options outstanding, all of which have vested.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The Company's financial success is subject to, among other things, fluctuations in gold and silver metal prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company is exposed to currency fluctuations against the Mexican peso and United States dollar that could affect capital and operating costs, but may choose to mitigate the risk through forward purchase of these currencies. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs. The Company's ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

Note to U.S. Investors

While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Mark H. Bailey
President and Chief Executive Officer

John Morda
Chief Financial Officer
March 31, 2004

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Minefinders Corporation Ltd., have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgement on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company's management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee's submission to the Board of Directors for approval.

The consolidated financial statements have been audited by BDO Dunwoody LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Mark H. Bailey

President and Chief Executive Officer
March 31, 2004

TO THE SHAREHOLDERS OF MINEFINDERS CORPORATION LTD.

We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. (an Exploration Stage Company) as at December 31, 2003 and 2002 and the Consolidated Statements of Loss and Deficit, Cash Flows and Mineral Properties and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
March 12, 2004

CONSOLIDATED BALANCE SHEETS

Minefinders Corporation Ltd. (An Exploration Stage Company)
(Expressed in thousands of Canadian Dollars)

December 31		2003		2002
Assets				
Current				
Cash and cash equivalents (Note 2)	$	59,221	$	9,372
Receivables		36		36
Prepaid expenses		92		129
		59,349		9,537
Mineral properties and deferred exploration costs (Note 3)		44,754		36,232
Equipment (Note 4)		145		131
	$	104,248	$	45,900
Liabilities and Shareholders' Equity				
Liabilities				
Current				
Accounts payable and accrued liabilities	$	1,034	$	896
Shareholders' equity				
Capital stock (Note 5)		117,381		56,793
Contributed surplus (Note 8)		4,637		2,258
Deficit accumulated in the exploration stage		(18,804)		(14,047)
		103,214		45,004
	$	104,248	$	45,900

Approved by the Board of Directors:

James M Dawson

Director

Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Minefinders Corporation Ltd. (An Exploration Stage Company)
(Expressed in thousands of Canadian Dollars, except per share data)

For the years ended December 31	2003	2002	2001
Administrative costs			
Accounting and auditing	$ 200	$ 127	$ 76
Amortization	16	5	1
Consulting (Note 8)	1,105	815	178
Corporate relations	745	409	61
Legal	420	310	180
Office services and expenses	424	245	165
Shareholder reports and filing fees	413	93	89
Travel	86	116	50
	3,409	2,120	800
Other operating items			
Write-off of mineral properties and deferred exploration costs	1,479	766	502
Loss from operations	(4,888)	(2,886)	(1,302)
Investment and other items			
Foreign exchange (loss) gain	(425)	(53)	2
(Loss) gain on sale of assets	(1)	3	-
Interest income	557	182	17
Net loss for the year	(4,757)	(2,754)	(1,283)
Deficit accumulated in the exploration stage, beginning of year	(14,047)	(11,293)	(10,010)
Deficit accumulated in the exploration stage, end of year	$ (18,804)	$ (14,047)	$ (11,293)
Loss per share – basic and diluted	$ (0.15)	$ (0.11)	$ (0.07)
Weighted average shares outstanding	31,491,892	25,280,665	19,129,452

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd. (An Exploration Stage Company)
Consolidated Statements of Cash Flows (Expressed in thousands of Canadian Dollars)

For the years ended December 31	2003	2002	2001
Cash flows from operating activities			
Net loss for the year	$ (4,757)	$ (2,754)	$ (1,283)
Items not involving cash			
Amortization	16	5	1
Loss (gain) on sale of asset	1	(3)	-
Write-off of mineral properties and deferred exploration costs	1,479	766	502
Stock option compensation	851	573	-
Net change in non-cash working capital balances			
Receivables	-	(15)	(3)
Prepaid expenses	37	(88)	(37)
Accounts payable and accrued liabilities	138	126	(109)
	(2,235)	(1,390)	(929)
Cash flows from investing activities			
Mineral properties and exploration costs	(8,386)	(4,393)	(1,523)
Purchase of equipment	(118)	(106)	(1)
Proceeds from disposal of capital assets	-	7	-
	(8,504)	(4,492)	(1,524)
Cash flows from financing activities			
Net proceeds on issuance of common shares and subscriptions received	60,588	14,779	1,964
Increase (decrease) in cash	49,849	8,897	(489)
Cash and cash equivalents, beginning of year	9,372	475	964
Cash and cash equivalents, end of year	$ 59,221	$ 9,372	$ 475
Supplemental Information			
Interest and taxes paid	$ -	$ -	$ -
Non-cash investing and financing activities:			
Amortization of equipment included in deferred exploration costs	$ 87	$ 41	$ 23
Stock option compensation (Note 8)	$ 2,379	$ 2,258	$ -
Issuance of common shares for share issuance costs	$ -	$ -	$ 50

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd. (An Exploration Stage Company)
Consolidated Statements of Mineral Properties and Deferred Exploration Costs
(Expressed in thousands of Canadian Dollars)

For the years ended December 31	2003	2002	2001
Mineral properties	$ 182	$ 203	$ 195
Deferred exploration costs			
Assaying	888	370	97
Amortization	87	41	23
Communication and delivery	140	64	59
Drilling and trenching	3,716	2,267	-
Environmental	31	1	13
Geophysical surveying and mapping	85	66	13
Legal: mineral properties	42	28	9
Licenses and recording fees	540	613	453
Metallurgical	201	4	-
Engineering / feasibility study	278	21	4
Road building	161	55	12
Supplies	201	133	40
Taxes	379	388	112
Technical and professional services	1,351	1,217	582
Other non-cash professional services (Note 8)	1,528	1,685	-
Travel	191	140	46
	9,819	7,093	1,463
Gross mineral properties and deferred exploration costs	10,001	7,296	1,658
Less: costs paid by joint venturer	-	(521)	-
Mineral properties and deferred exploration costs during the year	10,001	6,775	1,658
Balance, beginning of year	36,232	30,223	29,067
Less: Write-off of mineral properties and deferred exploration costs (Note 3)	(1,479)	(766)	(502)
Balance, end of year (Note 3)	$ 44,754	$ 36,232	$ 30,223

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

(Expressed in thousands of Canadian Dollars)

Basis of Consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, Minera Minefinders S.A. de C.V. and Compania Minera Dolores S.A. de C.V. (in Mexico) and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

Mineral Properties

The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is a long-term expectation that the net carrying amount of these capitalized exploration costs will not be recovered. During the year ended December 31, 2003, the Company wrote-off $1,479 (2002 - $766; 2001 - $502) of mineral properties and deferred exploration costs related to inactive properties and abandoned claims in the United States and Mexico.

Where the Company has entered into option agreements for the acquisition of an interest in mineral properties which provides for periodic payments, amounts unpaid are not recorded as a liability since they are payable entirely at the Company's option.

Equipment

Equipment is carried at cost. Amortization is provided on a declining-balance basis at the rate of 30% per annum for vehicles and 20% per annum for other equipment. An impairment loss is recognized when the carrying amount of the equipment exceeds the net future cash flows relating to the equipment. No impairment writedown of equipment was recognized during the years covered by these consolidated financial statements.

Foreign Exchange Translation

The Company's functional currency is the Canadian dollar. The Company conducts a majority of its business in Mexico and the U.S.A. through its subsidiaries in United States dollars and Mexican Pesos. The Company uses the temporal method of currency translation for translating the Company's foreign operations into Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet date. Income and expenses are translated at historical rates. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in the Statements of Loss and Deficit for the year.

Exchange rates between the U.S. dollar, the Mexican peso and the Canadian dollar for the periods reported on in these consolidated financial statements are as follows:

	2003	2002	2001
US Dollar			
Year end	0.7713	0.6370	0.6285
Average	0.7135	0.6343	0.6456
Mexican Peso			
Year end	8.696	6.135	5,744
Average	7.686	6.596	6.018

Loss Per Share

The Company follows the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period. The adoption of this policy had no material effect on prior year figures.

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 2,950,000 (2002 - 3,232,604; 2001 – 5,191,091) were not included in the computation of diluted loss per share because the effect was anti-dilutive.

Financial Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Except as otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of the financial instruments approximate their carrying values due to the short-term maturities of these instruments.

Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

	2003 Financial Assets	2003 Financial Liabilities	2002 Financial Assets	2002 Financial Liabilities
US dollar	$ 2,073	$ 705	$ 1,428	$ 691
Mexican peso	935	67	270	84
	$ 3,008	$ 772	$ 1,698	$ 775

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and redeemable short-term deposits.

Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. Information by geographical area is as disclosed in Notes 3 and 4.

Stock Options

The Company follows the recommendations of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments". The standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, based on the fair value of the instrument at the grant date, or alternatively, the disclosure of pro forma net earnings and earnings per share data, as if stock-based compensation had been recognized in earnings. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted to employees after January 1, 2002 as in Note 8. Consequently, the Company records no compensation expense when options are granted to employees.

The Company adopted the fair value method of accounting for stock-based compensation awards granted to non-employees. Accordingly, compensation expense calculated using a Black-Scholes option pricing model is charged to the Consolidated Statements of Loss and Deficit or capitalized in Mineral Properties and Deferred Exploration Costs, depending on the nature of the award.

Income Taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

Reclassifications

Certain prior year figures have been reclassified to conform to the current year's presentation including the reclassification of Mexican value added taxes ("IVA") recoverable from Accounts Receivable to Mineral Properties and Deferred Exploration Costs. IVA recoverable from 2002 and prior years reclassified in 2002 totalled $500. Additionally, the Company has included short term deposits of $7,140 at December 31, 2002 with cash and cash equivalents.

The effect of both of these reclassifications has been retroactively reflected in the Consolidated Statements of Cash Flows.

Expressed in thousands of Canadian Dollars

1. Nature of Business

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the business of exploring for precious and base metal properties in North America and Mexico. At December 31, 2003 and 2002, the Company was considered an exploration stage company.

These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long- term financing to complete exploration and development, the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and upon future profitable production.

The Company expects to complete the feasibility study on its Dolores mineral property in Mexico in 2004. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Upon receipt of necessary permits and funding, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The feasibility study is considering various mining and recovery processes and the Company is not yet able to forecast project capital or operating costs for Dolores.

2. Cash and Cash Equivalents

The balance consists of cash and the principal and accrued interest of term deposits maturing at various dates from February 6, 2004 to December 12, 2004, unless redeemed earlier at the Company's option. Interest income is earned at a weighted average rate of prime less 2.46%.

3. Mineral Properties & Deferred Exploration Costs

	Mineral Properties	Deferred Exploration Costs	2003	2002
Mexico				
Dolores Property	$ 10,766	$ 26,051	$ 36,817	$ 29,184
Northern Sonora	273	4,042	4,315	3,166
La Reserva / El Correo	78	2,042	2,120	1,978
Other	77	444	521	791
	11,194	32,579	43,773	35,119
United States	324	657	981	1,113
	$ 11,518	$ 33,236	$ 44,754	$ 36,232

For the year ended December 31, 2003, the Company wrote off $1,479 (2002 - $766; 2001 - $502) allocated as follows: in respect of its Nevada properties - $295; in respect of its Northern Sonora properties - $46; in respect of its other properties - $1,138, of which $859 related to its El Malacate property. For the year ended December 31, 2002, the Company wrote down its Oro Blanco property in the amount of $608. For the year ended December 31, 2001, the Company wrote-off 20% of the cost of mineral claims and 25% of deferred exploration costs totaling $333 in respect of a reduction in the claim area on all US projects except the Clear property. Amounts written off in respect of general exploration costs totaled $158 and $169 during the year ended December 31, 2002 and 2001, respectively.

Mineral properties and related deferred exploration costs consist of the following:

Mexican Properties

Dolores Property

The Dolores property consists of nine claims totaling 27,700 hectares in the Madera Mining District, in the state of Chihuahua. The Company has a 100% interest in two claims totaling 25,780 hectares and can acquire a 100% interest in the remaining seven claims by bringing the property into production or by making further payments of US$450 payable in quarterly installments of US$25. The property is also subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver.

Northern Sonora Properties

The Company has a 100% interest in the mineral rights on the Northern Sonora Properties, which consist of nine claims totaling 16,591 hectares in the State of Sonora. The Company is required to make annual rent payments to the landowners of approximately US$25, which have been paid for 2003, 2002 and 2001. Should a mine be put in production on the properties, a one-time payment of US$500 is due to one landowner. Another landowner is to be paid US$350 for the first mine put into production on his property and US$250 is to be paid for any additional mines put into production.

On December 21, 2001, the Company entered into a letter of agreement with Placer Dome Exploration Inc. ("Placer") to further explore and develop the El Malacate project in Northern Sonora. Under the agreement, Placer had the right to earn a 51% beneficial interest in the property over a four-year period for cash payments and exploration expenditures. Placer held the right to terminate the agreement at any time after the first US$250 was spent. Placer reimbursed costs in the amount of $521 in 2002 (2001 – $Nil) to the Company pursuant to the joint venture agreement. In June 2002, Placer terminated the agreement without earning an interest in the project. In 2003 the El Malacate project was written off.

La Reserva/El Correo

In 2001, the Company acquired mining rights on the property from the owner. As a result, as of March 2001, the Company holds the title to these three claims in the La Reserva/El Correo property and three additional claims staked by the Company, for a total of 23,561 hectares. The original agreement signed in 1996 for the La Reserva/El Correo Concessions was accordingly terminated.

In 1998, the Company entered into surface rights agreements whereby it made annual payments to certain landowners for access to the property that formed part of the La Reserva/El Correo Property, to conduct exploration and mining activities. The agreements can be terminated at the option of the Company upon 30 days notice to the landowners. As of December 31, 2003, the Company is current with its surface rights payments.

Other Properties

The Company has title to eight additional claims in Zacatecas, Mexico.

United States Properties

Nevada Properties

The Company holds a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%).

The Washiki claim group and Cleo claims near the Clear property are 100% owned by the Company with no royalties attached. In addition, in 1998 the Company entered into a lease agreement to acquire mineral rights situated near the Clear property by making annual advance minimum royalty payments over 15 years and by incurring exploration expenditures of US$150 by April 2001. At December 31, 2003, the Company is current with its advance royalty payments. The Company has the right to terminate the lease agreement on thirty days written notice to the owner.

The Company has also acquired the Buckskin Mountain property by making certain payments totaling US$100 to a company controlled by an arm's length consultant who, subsequent to the agreement date, became a director of the Company. In 2000, the Company paid the final installment to the director under the agreement.

The Company wrote off the Dottie property in 2003 in the amount of $295.

4. Equipment

	2003 Cost	2003 Accumulated Amortization	2003 Net Book Value	2002 Cost	2002 Accumulated Amortization	2002 Net Book Value
Exploration equipment	$ 45	$ 32	$ 13	$ 43	$ 29	$ 14
Office furniture and equipment	235	155	80	120	77	43
Vehicles	280	228	52	280	206	74
	$ 560	$ 415	$ 145	$ 443	$ 312	$ 131

The Company's equipment is segmented by geographical area as follows:

	2003	2002
Mexico	$ 36	$ 44
United States	45	55
Canada	64	32
	$ 145	$ 131

5. Capital Stock

Authorized

Unlimited common shares, no par value

Issued

Common shares

	Issued	Amount
Balance, January, 2001	17,031,527	$ 38,930
Issued during the year:		
For cash		
Private placements (net of issue costs of $179)	3,051,723	2,911
Exercise of warrants	150,000	173
Balance, December 31, 2001	20,233,250	42,014
For cash		
Private placement in April (net of issue costs of $746)	4,400,000	9,374
Exercise of stock options	1,778,000	3,083
Exercise of warrants	2,000,487	2,322
Balance, December 31, 2002	28,411,737	56,793
Private placement in February (net of issue costs of $1,185)	2,587,500	16,927
Private placement in December (net of issue costs of $2,524)	4,000,000	41,476
Exercise of warrants	353,104	494
Exercise of stock options	769,500	1,691
Balance, December 31, 2003	36,121,841	$ 117,381

(a) In January 2001, the Company completed private placements to issue 1,599,643 units for total proceeds of $1,477 with each unit consisting of one common share and one warrant entitling the holder to purchase one common share at $1.00 and $1.15 for a two-year period. In connection with this private placement, 50,000 common shares were issued and $56 was paid in cash as a finder's fee. These finders fees were recorded as a reduction to the gross proceeds on the private placement.

During the remainder of 2001, the Company completed private placements to issue a further 1,402,080 units for total proceeds of $1,612 with each unit consisting of one common share and one-half of a warrant. Each whole warrant entitles the holder to purchase one common share at $1.40 per share for a period of two years. Issuance costs totaling $123 relating to the private placement were charged as a reduction to the gross proceeds on the private placement.

(b) Stock Options

In 2003, the shareholders approved a stock option plan ("the 2003 Plan") for directors, officers, employees and certain consultants. The number of shares made available for purchase pursuant to options under the 2003 Plan are not to exceed 1,110,138. 650,000 options were granted pursuant to the 2003 Plan in 2003, and an additional 200,000 granted pursuant to a former plan. The total options remaining to be granted pursuant to all approved stock option plans is 460,986. The term of options granted under the 2003 Plan cannot exceed 5 years. The vesting of each option is determined by the Board of Directors and the exercise price is at the fair market value of the Company's shares at the date of grant.

The following table summarized the changes in stock options during the years:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2001	2,407,500	$ 1.54
Granted	430,000	1.50
Outstanding at December 31, 2001	2,837,500	1.53
Granted	1,820,000	5.10
Exercised	(1,778,000)	1.73
Outstanding at December 31, 2002	2,879,500	3.66
Granted	850,000	10.50
Cancelled	(10,000)	6.15
Exercised	(769,500)	2.20
Outstanding at December 31, 2003	2,950,000	$ 6.01

All options granted and outstanding during the years were fully exercisable on the various grant dates except: 50,000 options granted in 2001 with an exercise price of $1.50 per share which vested on January 6, 2002; 20,000 options with an exercise price of $6.15 which vested in 5,000 option increments over a one year period (of which 10,000 were cancelled during the year); and 50,000 options granted on July 1, 2003 at $8.08 which vested 25,000 immediately and 25,000 after six months. The fair value of options granted during 2003 was $3.75 (2002 - $1.88) per option.

At December 31, 2003, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
285,000	$ 1.10	June 19, 2005
40,000	$ 1.05	December 7, 2005
230,000	$ 1.50	November 7, 2006
595,000	$ 3.30	April 17, 2007
950,000	$ 6.45	November 23, 2007
50,000	$ 8.08	July 1, 2008
800,000	$ 10.65	September 26, 2008
2,950,000		

Subsequent to December 31, 2003, 205,000 options were exercised at a weighted average price of $3.60 for gross proceeds of $738.

(c) The following table summarizes whole warrant activities during the year:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at January 1, 2001	1,315,408	$ 1.20
Issued	2,300,683	1.18
Exercised	(150,000)	1.15
Expired	(1,112,500)	1.50
Outstanding at December 31, 2001	2,353,591	1.20
Exercised	(2,000,487)	1.16
Outstanding at December 31, 2002	353,104	1.40
Exercised	(353,104)	1.40
Outstanding at December 31, 2003	-	$ -

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements were as follows:

(a) The Company was charged for administrative and geological services by two officers as follows:

Year	Amount
2003	$ 379
2002	$ 378
2001	$ 323

(b) Legal services are provided by a law firm in which one of the directors of the Company is a partner. The cost of these services was as follows:

Year	Amount
2003	$ 253
2002	$ 350
2001	$ 140

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

7. Income Taxes

The tax effects of temporary differences that give rise to the Company's deferred tax assets are as follows:

	2003	2002
Tax loss carryforwards	$ 6,800	$ 5,914
Equipment	9	9
Mineral properties and deferred exploration costs	(2,500)	(1,956)
Undeducted financing costs	1,249	293
Valuation allowance	(5,558)	(4,260)
	$ -	$ -

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	2003	2002	2001
Benefit at Canadian statutory rates	$ (1,694)	$ (1,033)	$ (572)
Effect of difference in foreign tax rates	26	32	67
Non-deductible expenses	3	143	183
Undeducted stock option compensation	847	850	-
Effect of tax rate changes on future income taxes	126	568	-
Increase (decrease) in valuation allowance	692	(560)	322
	$ -	$ -	$ -

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance (except for those relating to undeducted financing costs) is reflected in current income. If and when the valuation allowance relating to undeducted financing costs is reversed, the Company will recognize this benefit as an increase in capital stock.

The Company has approximately $26,789 (2002 - $18,800) of undeducted exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $18,100 (2002 - $16,100) expiring in various amounts from 2004 to 2010 and allowable capital losses of approximately $216 (2002 - $216).

The tax benefit of net operating losses carried forward and the associated valuation allowance was reduced by $350 representing the tax effect of losses which expired in 2003.

8. Stock-Based Compensation

The Company accounts for all stock-based compensation issued on or after January 1, 2002 to non-employees. On July 1, 2003, the Company granted 50,000 stock options (of which 25,000 vest immediately, and 25,000 vested six months from the grant date) with an exercise price of $8.08. On September 26, 2003 the Company granted 800,000 stock options with an exercise price of $10.65.

On April 17, 2002 and July 15, 2002, the Company granted 780,000 stock options with an exercise price of $3.30 and 20,000 stock options with an exercise price of $6.15, respectively, to directors and certain consultants. On December 23,

2002 the Company granted 1,020,000 stock options at an option price of $6.45 to directors and certain consultants. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants are as follows:

	2003	2002
Risk-free rate	5%	5%
Dividend yield	nil	nil
Volatility factor of the expected market price of the Company's common shares	50%	60%
Weighted average expected life of the options (months)	30	30

For the year ended December 31, 2003, the compensation costs for stock options granted to non-employees which were expensed were $851 (2002 - $573) and $1,528 (2002 - $1,685) was capitalized to mineral properties and deferred exploration costs. The combined amount $2,379 (2002 - $2,258) was credited to contributed surplus.

The following is the pro-forma net loss of the Company with the fair value applied to options granted to employees (using the same assumptions as above for non-employees) during the year:

	2003	2002
Net loss for the year	$ (4,757)	$ (2,754)
Compensation expense relating to the fair value of employee stock options	(746)	(1,168)
Pro forma net loss for the year	$ (5,503)	$ (3,922)
Net loss per common share - basic and diluted		
- as reported	$ (0.15)	$ (0.11)
- pro forma	$ (0.17)	$ (0.16)

9. United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

(a) Mineral Exploration Expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures (excluding IVA recoverable of $379, $388 and $112 included in deferred exploration costs under Canadian GAAP) be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date (exclusive of taxes) would be charged to the Statement of Loss and Deficit.

(b) Stock option compensation

Under Canadian GAAP, the Company has elected not to record compensation costs for stock options granted to employees, but the effect would be required to be disclosed in the notes relating thereto. Compensation expenses are calculated using the fair value method for stock-based compensation awards granted to non-employees after January 1, 2002. The compensation costs are recognized prospectively in the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretation No. 44 in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.

Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation", requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model.

For the year ended December 31, 2003, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2002 - $Nil; 2001 - $134;). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2001 were as follows:

	2001
Risk-free interest rate	2.65 to 3.12%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company's common shares	80%
Weighted-average expected life of the options (months)	31

The impact of the above on the consolidated financial statements is as follows:

	2003	2002	2001
Net loss per Canadian GAAP	$ (4,757)	$ (2,754)	$ (1,283)
Adjustments related to:			
Mineral exploration expenses (a)	(8,143)	(5,621)	(1,044)
Stock option compensation (b)	-	-	(134)
Net loss per US GAAP	$ (12,900)	$ (8,375)	$ (2,461)
Loss per share per US GAAP			
Basic and diluted	$ (0.41)	$ (0.33)	$ (0.13)
Shareholders' equity per Canadian GAAP	$ 103,214	$ 45,004	$ 30,721
Adjustments related to:			
Mineral exploration expenses (a)	(43,875)	(35,732)	(30,111)
Shareholders' equity per US GAAP	$ 59,339	$ 9,272	$ 610

(c) New Accounting Pronouncements

In January 2003, the US Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applies to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46 for all non small business issuers are as follows: (a) for interests in special-purpose entities: periods ended after December 15, 2003; and (b) for all VIEs created before January 31, 2003: periods ending after December 15, 2004 (c) for all VIEs created after January 31, 2003, FIN 46 is applicable immediately. The December 2003 amendment of FIN No. 46 also includes transition provisions that govern how an SBI which previously adopted the pronouncement (as it was originally issued) must account for consolidated VIEs.

The implementation of this new standard is not expected to have a material effect on the Company's consolidated financial statements.

On May 15, 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 affects an entity's classification of the following freestanding instruments: a) mandatorily redeemable instruments b) financial instruments to repurchase an entity's own equity instruments c) financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (i) a fixed monetary amount known at inception or (ii) something other than changes in its own equity instruments d) SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.

The implementation of this new standard did not have a material effect on the Company's consolidated financial statements.

Corporate Information

Board of Directors

Mark H. Bailey, M.Sc., P.Geo.
President & Chief Executive Officer
Minefinders Corporation Ltd.

James M. Dawson, P.Eng.*
President
Dawson Geological Consultants Ltd.

H. Leo King, P.Geo.*
President
International Barytex Resources Ltd.

Robert L. Leclerc, Q.C.*
Business Consultant

Paul C. MacNeill, LLB
President
P. MacNeill Law Corporation

*Member of the Audit Committee

Officers

Mark H. Bailey, M.Sc., P.Geo.
President and Chief Executive Officer

Tench C. Page, M.Sc.
Vice President, Exploration

Jon Morda, C.A.
Chief Financial Officer

Paul C. MacNeill, LLB
Corporate Secretary

Investor Relations

1-866-687-6263 Toll Free

www.minefinders.com

Mike Wills
Corporate Communications
[illegible]@minefinders.com

Legal Counsel

MacNeill Law
Suite 950
1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3P3

Harris, Trimmer & Thompson
Suite 260
6121 Lakeside Drive
Reno, Nevada
USA 89511

Garcia Jimenez & Asociados
San Francisco No. 656-601
Col. Del Valle
Deleg. Benito Juarez
03100 Mexico D.F.

Registrar and Transfer Agent

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

Auditors

BDO Dunwoody LLP
Vancouver, British Columbia

Bankers

Bank of Montreal
Vancouver, British Columbia

Annual General Meeting

All shareholders and interested parties are invited to attend the Annual General Meeting of Shareholders on Thursday, 10 June 2004. The meeting will be held at [illegible]:00 pm at:

Vancouver Marriott Pinnacle Hotel
Ambleside Room
1128 West Hastings St.
Vancouver, British Columbia

Corporate Office

Suite 2288
1177 W. Hastings Street
Vancouver, British Columbia
Canada V6E 2K3
604-687-6263 telephone
604-687-6267 facsimile

Exploration Office

Suite 9
South Meadows Commerce Center
9475 Double R Boulevard
Reno, Nevada
USA 89521
775-851-2202 telephone
775-851-2034 facsimile

Registered Office

Suite 1100, Box 11
Merrill Lynch Canada Tower
200 King Street
West Toronto, Ontario
Canada M5H 3Y4

Subsidiaries

Minefinders (USA) Inc.

Minera Minefinders, S.A. de C.V.

Compania Minera Dolores, S.A. de C.V.

Stock Information

The Toronto Stock Exchange,
Symbol: MFL

American Stock Exchange,
Symbol: MFN

United States Securities and Exchange Commission
SEC File #0-29382

Common Shares

Outstanding: 36,121,841

Fully Diluted: 39,071,841

MINEFINDERS CORPORATION LTD.

2288-1177 W. HASTINGS ST.
VANCOUVER, BC
CANADA V6E 2K3

INVESTOR RELATIONS:

(866) 687-6263 TOLL-FREE
WWW.MINEFINDERS.COM

PRINTED IN CANADA BY BENWELL ATKINS
DESIGN BY DRAGONFLY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd.
(Registrant)

Date May 14, 2004

By: /S/
(Print) Name: Paul C. MacNeill
Title: Director